UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30024B104

(CUSIP Number)

Thurman L. Willis, Jr.
P.O. Box 415
Monticello, GA 31064

(706) 476-0979

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30024B104                                                                                                                                 Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thurman L. Willis, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,634,000[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,634,000
	10	SHARED DISPOSITIVE POWER 837,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,471,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

_________________________________

1 Includes 739,000 shares owned by Thurman Willis, Inc.

CUSIP No. 30024B104                                                                                                                                 Page 3 of 5 Pages

Item 1.   Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by and on behalf of Thurman L. Willis, Jr. (the “Reporting Person”). This Amendment No. 1 relates to and amends the Schedule 13D originally filed on December 15, 2008, by and on behalf of the Reporting Person. The purpose of this Amendment No. 1 is to report that the Reporting Person’s beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Evergreen Energy, Inc., a Delaware corporation (the “Issuer”), has increased to 6.9% of the shares of Common Stock outstanding. The principal executive offices of the Issuer are located at 1225 17th Street, Ste. 1300, Denver, Colorado 80202.

Item 2.   Identity and Background.

Unchanged.

Item 3.      Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may, in the aggregate, be deemed to beneficially own 8,471,500 shares of Common Stock of the Issuer (the “Shares”). The Shares were purchased by the Reporting Person in the open market and the purchases were funded from personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

     Unchanged.

Item 5.   Interest in Securities of the Issuer.

(a)     See Boxes 11 and 13 of Cover Page 2. Based upon the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2008, there were 123,325,845 shares of Common Stock issued and outstanding as of November 4, 2008. The Reporting Person may be deemed to beneficially own shares of Common Stock, representing 6.9% of the shares of Common Stock outstanding.

(b)     The Reporting Person has sole power to vote and dispose of 7,634,000 shares of the Common Stock.2 See Boxes 7-10 of cover page 2. The Reporting Person shares discretionary authority over 837,500 shares held for the benefit of a number of individuals. No voting or similar agreements exist between such individuals or between the Reporting Person and such individuals.

______________________
2 The 8,471,500 shares of the Common Stock is owned as follows: (a) 6,100,000 shares owned in Reporting Person’s individual brokerage account; (b) 795,000 shares owned in Reporting Person’s IRA brokerage account; (c) 739,000 shares owned in Thurman Willis, Inc. brokerage account; and (d) 837,500 shares are owned in various accounts held for the benefit of a number of individuals of which Reporting Person shares discretionary authority.

CUSIP No. 30024B104                                                                                                                                 Page 4 of 5 Pages

(c)     In the past sixty calendar days, starting with the most recent days, the Reporting Person has sold no shares of Common Stock in the open market.

          The Reporting Person effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person since November 27, 2008:

Name	Purchase/Sale	Date	Number of Shares	Purchase/Sale Price
TLW	Purchase	12/5/2008	1,000,000	$0.30
TLW	Purchase	12/11/2008	975,000	$0.31
TLW	Purchase	12/12/2008	25,000	$0.29
TLW	Purchase	12/21/2008	81,077	$0.39
TLW	Purchase	12/22/2008	74,232	$0.37
TLW	Purchase	12/23/2008	25,768	$0.42
TLW	Purchase	12/31/2008	218,923	$0.29

(d)     Unchanged.

(e)      Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

[Remainder of Page Intentionally Left Blank.]

CUSIP No. 30024B104                                                                                                                                 Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2009	By:	/s/ Thurman L. Willis, Jr.
Thurman L. Willis, Jr.

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